UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 17, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                    $48,007,000 Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the EURO STOXX 50® Index, the FTSE® 100 Index and the TOPIX® Index and Related Currencies due August 29, 2012

•                    $33,000,000 Notes due December 15, 2011 Linked to the Performance of Brent Crude (futures contract)

•                    $590,200 Buffered Return Optimization Securities Linked to Gold due August 15, 2013

•                    $7,875,000 Return Enhanced Notes due February 19, 2013 Linked to the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

•                    $410,000 Capped Market Plus Notes due February 16, 2012 Linked to the Performance of the Norwegian Krone Relative to the U.S. Dollar

•                    $3,105,000 Buffered SuperTrackSM Digital Notes due August 27, 2012 Linked to the Performance of the iShares® MSCI EAFE Index Fund

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: August 17, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

3